Exhibit 2.2

Ref: 421588_1 .docx

14 February 2017

ASX Market Announcements	By Electronic Lodgement
Australian Securities Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

31 December 2016 Half Year Financial Report

Attached please find Half Year Financial Report for the six months ended 31 December 2016 including News Release, Appendix 4D, Management Discussion and Analysis, Interim Financial Statements and Certifications as required in accordance with Canadian reporting requirements. Additionally the Half Year Report includes an Independence Declaration and Review Opinion from the Company's Auditors.

Yours faithfully
Paladin Energy Ltd

RANKO MATIC
Company Secretary

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

NEWS RELEASE
FINANCIAL REPORT FOR THE SIX MONTHS ENDED
 31 DECEMBER 2016 AND OUTLOOK
Perth, Western Australia — 14 February 2017: Paladin Energy Ltd ("Paladin" or "the Company") (ASX:PDN / TSX:PDN) announces the release of its condensed consolidated interim financial report for the half-year reporting period ended 31 December 2016. The condensed consolidated financial report is appended to this News Release.
HIGHLIGHTS
References below to 2016 and 2015 are to the equivalent six months ended 31 December 2016 and 2015 respectively.
Operations
•	Langer Heinrich Mine (LHM) producedM 2.500Mlb U3O8 for the six months ended 31 December 2016, up 7% from 2015.
-    Ore milled of 1,853,219t, up 6% vs. 2015.
-    Average plant feed grade of 698ppm U3O8, down 2% vs. 2015.
-    Overall recovery of 87.6%, up 2% vs. 2015.
•	C1 unit cost of production121 for 2016 was US$16.25/Ib, a decrease of 39% from US$26.50/lb in 2015.
•	LHM mine plan adjustment involving reduced mining material movement, combined with processing plant feed coming from stockpiled low and medium grade ores was implemented in November 2016.
Sales and revenue
•	Sales revenue of US$55.2M for 2016, selling 2.125Mlb U3O8.
•	Average realised uranium sales price for 2016 was US$25.96/lb U3O8 compared to the average TradeTech weekly spot price for the period of US$22.63/1b U3O8.
Corporate
•	Underlying EBITDA(3) for 2016 of US$5.7M, an US$11.3M deterioration from an underlying EBITDA of US$17.0M for 2015.
•	Underlying all-in cash expenditure/ per pound of uranium production for 2016 was US$28.38/Ib, a decrease of 33% compared to 2015 of US$42.66/1b.
1 LHM production volumes and unit C1 cost of production include an adjustment to in-circuit inventory relating to leached uranium within process circuit.
2 C1 cost of production = cost of production excluding product distribution costs, sales royalties and depreciation and amortisation before adjustment for impairment. C1 cost, which is non-IFRS information, is a widely used 'industry standard' term.
3 EBITDA = The Company's Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) represents profit before finance costs, taxation, depreciation and amortisation, impairments, foreign exchange gains/losses, restructure costs and other income. EBITDA, which is non-IFRS information, is a widely used 'industry standard' term.
4 Underlying All-In Cash Expenditure = total cash cost of production plus non-production costs, capital expenditure, KM care & maintenance expenses, corporate costs, exploration costs and debt servicing costs and mandatory repayments, excluding one-off restructuring and non-recurring costs. Underlying All-In Cash Expenditure, which is a non-IFRS measure, is widely used in the mining industry as a benchmark to reflect operating performance.

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366  Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

•	Gross loss for 2016 of US$17.7M compared to a gross profit for 2015 of US$23.7M.
•	Cash and cash equivalents at 31 December 2016 of US$26.7M, which was within the guidance range previously provided of US$20M to US$30M.
•
On 10 January 2017, the Company announced a proposal to restructure its balance sheet (Restructure Proposal) which contemplates the exchange of its existing 2017 Convertible Bonds (US$212M) and 2020 Convertible Bonds (US$150M) into US$115M (of New Secured Bonds due 2022, US$102M of New 2024 Convertible Bonds and US$145M of Paladin shares. The Restructure Proposal continues to progress and as at the date of this Financial Report, bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have already signed undertakings to support the Restructure Proposal.

•
Previously announced Manyingee transaction is expected to close late March/early April 2017. Avira Energy Limited (AVW) (formerly MGT Resources Limited) has received shareholder and Foreign Investment Review Board approvals to acquire 30% of the Manyingee Uranium Project (Manyingee) for US$10M cash. AVW is to acquire an initial interest of 30% in Manyingee, with an option to acquire an additional 45% of Manyingee for US$20M cash. The sale remains subject to certain conditions.

•
In December 2016, Paladin sold a number of non-core Australian exploration assets to Uranium Africa Ltd for approximately US$1.9M. The assets sold included the Oobagooma and Angela/Pamela projects located in Western Australia and the Northern Territory respectively and Paladin's interest in the Bigrlyi project located in the Northern Territory. It is expected that these asset sales will result in annual cost savings due to reductions in rates, rentals and statutory commitments payable to keep the tenements in good standing.

•	Paladin also sold its entire shareholding in Deep Yellow Ltd for approximately US$2.6M in the December quarter.
Outlook
•	Key relevant guidance items for the quarter to 31 March 2017 include:
■	Uranium production — In line with the reduced mining plan, the feed grade will be lower and uranium production is expected to be in the range of 0.9MIb to 1.0MIb.
■	Uranium sales — Anticipated to be in the range of 700,000lb to 800,000lb U3O8.
■	LHM C1 cash costs — Expected to be within the range of US$17/lb to US$19/lb.
■
Cash and cash equivalents balance as at 31 March 2017 — Forecast to be in the range of US$10M to US$20M (excluding one-off items such as any proceeds received from the previously announced strategic initiatives).

•	Due to the successful first half to 31 December 2016, Paladin has revised certain items in its guidance for the full-year to 30 June 2017, including:
■	Uranium production - Revised guidance of in excess of 4.0Mlb U3O8 (vs. previous guidance of 3.8-4.0Mlb).
■	LHM C1 cash costs - Expected to be within the range of US$16.50/lb to US$18.50/lb (vs. previous guidance of US$17/lb to US$19/lb).

Results
(References below to 2016 and 2015 are to the equivalent six months ended 31 December 2016 and 2015 respectively).
Safety and sustainability
The Company's 12 month moving average Lost Time Injury Frequency Rate)(5) (LTIFR) decreased to 1.9 as compared to 2.5 at the end of the last quarter. The 12 month moving average LTIFR for the previous year was 2.10.
The Company achieved 910 Lost Time Injury (LTI) free days at the Kayelekera Mine (KM) for -1.6 Million man hours. Two LTI's were reported during the six months: a process operator sustained an injury to the right ankle descending a fixed ladder and a maintenance tradesman injured a shoulder while using a drill.
Langer Heinrich Mine (LHM)
LHM produced 2.500MIb U3O8 for the six months ended 31 December 2016, up 7% from the previous year (2015: 2.342MIb U3O8).
■    Ore milled of 1,853,219t, up 6% vs. 2015.
■    Average plant feed grade of 698ppm U3O8, down 2% vs. 2015.
■    Overall recovery of 87.6%, up 2% vs. 2015.
The unit C1 cost of production for the six months decreased by 39% from US$26.50/1b in 2015 to US$16.25/1b in 2016 primarily due to strong operating performance and the impact of the US$168.9M write-down of LHM's ore stockpiles that occurred at 30 June 2016.
Kayelekera Mine (KM) remains on care and maintenance
Activities at site focused on water treatment, discharge and monitoring.
Profit and Loss
Total sales volume for 2016 was 2.125Mlb U3O8 (2015: 2.499MIb).
Sales revenue for 2016 decreased by 46% from US$101.3M in 2015 to US$55.2M in 2016, as a result of a 36% decrease in realised sales price and a 15% decrease in sales volume.
The average realised uranium sales price for 2016 was US$25.96/1b U3O8 (2015: US$40.54/1b U3O8), compared to the TradeTech weekly spot price average for the period of US$22.63/1b U3O8.
Gross loss for the period decreased by 175% from a gross profit of US$23.7M in 2015 to a gross loss of US$17.7M in 2016 due to a 36% decrease in realised sales price, a 15% decrease in sales volume, and an impairment of inventory of US$22.3M (2015: US$Nil), which was partially offset by a 35% decrease in cost of sales.
Impairments of inventory of US$22.3M were recognised in 2016 (2015: US$Nil)
Impairments comprise of a US$16.2M impairment of LHM ore stockpiles, US$2.9M impairment of LHM product-in-circuit due to the write-off of the build-up of solubilised uranium present in the interstitial water in TSF3 and a US$3.2M impairment of finished goods due to low uranium prices. The impairment of LHM ore stockpiles resulted from a change in LHM's life of mine plan and lower forecast uranium prices.
Net loss after tax attributable to members of the Parent for 2016 of US$46.0M (2015: Net loss US$24.2M).
Underlying EBITDA has deteriorated by US$11.3M for the period from an underlying EBITDA of US$17.0M for 2015 to US$5.7M for 2016.

5 All frequency rates are per million personnel hours.

Cash flow
The Group's principal source of liquidity as at 31 December 2016, was cash of US$26.7M (30 June 2016: US$59.2M). Any cash available to be invested is held with Australian banks with a minimum AA- Standard & Poor's credit rating over a range of maturities. Of this, US$20.9M is held in US dollars.
Cash outflow from operating activities was US$40.9M in 2016 (2015: outflow US$2.9M), primarily due to payments to suppliers and employees of US$76.5M and net interest paid of US$14.0M, which were partially offset by receipts from customers of US$50.0M.
Cash outflow from investing activities for 2016 was US$1.3M (2015: US$5.3M):
■  plant and equipment acquisitions of US$4.6M
■  capitalised exploration expenditure of US$1.2M
■  partially offset by the proceeds from the sale of non-core assets of US$4.5M.
Cash inflow from financing activities was US$9.6M in 2016 (2015: outflow US$38.0M), was attributable to the drawdown of US$20M under the LHM secured Revolving Credit Facility, which was partially offset by a US$10.4M distribution to CNNC by way of repayment of intercompany loans owing by LHM that have been assigned to CNNC.
Cash position
At 31 December 2016, the Group's cash and cash equivalents were US$26.7M, which was within the guidance range previously provided of US$20M to US$30M.
The documents comprising the condensed consolidated interim financial report for the half-year reporting period ended 31 December 2016, including Management Discussion and Analysis, Financial Statements and Certifications are attached and will be filed with the Company's other documents on Sedar (sedar.com) and on the Company's website (paladinenergy.com.au).

Outlook
Uranium market
The TradeTech weekly spot price average for 2016 was US$22.63/Ib, a fall of 38% compared to the weekly spot average for 2015 average of US$36.26. TradeTech's end-November spot price of US$17.75/1b was the lowest level observed since May 2004.
Uranium spot prices increased in late-December 2016 and, following KazAtomProm's announcement of a 10% cut in planned 2017 uranium production, improved further in early January 2017. The spot price currently stands around US$26.50/1b. Increased term market activity has been seen since December 2016 and improved demand levels are expected to continue into 2017.
Mixed signals continue to be seen in the US market. The election of Donald Trump to the US Presidency is anticipated to be positive for nuclear power and the approval of the Future Energy Jobs Bill in Illinois in December 2016 will allow Exelon's Clinton and Quad Cities nuclear power plants to continue operating. On the other hand, the past 2 months have seen early closure announcements for Entergy's Palisades and Indian Point facilities and speculation that First Energy Corp could try to sell or close the Davis-Besse plant.
In the UK, January saw the award of further contracts for the construction of the Hinkley Point C nuclear power plant. French contractor Bouygues SA will work with UK builder Laing O'Rourke on a US$1.8Bn contract to construct the buildings that will house the two reactors. Meanwhile, EdF anticipates French nuclear availability to return to normal levels in early 2017 as 11 out of the 12 reactors offline for safety evaluation are expected to return to service.
Kyushu's Sendai 1 was returned to service in December 2016 after completing its first periodic inspection since re-start in August 2015. Sendai 2 was taken out of service for periodic inspection in December and is expected to be back online in late-February 2017. Japan's Nuclear Regulation Authority cleared Kyushu's Genkai 1 & 2 reactors for restart and also approved a life extension for Kansai's Mihama 3 in late-2016. The Genkai reactors are targeted to return to service during 2017.
Company strategy
Paladin believes a uranium industry turnaround is imminent. However, given the current low pricing environment, its current strategies are focused on optimising actions to maximise cash flow whilst also prudently enacting capital management actions. Paladin's strategies are aimed at maximising shareholder value through the uranium price downturn whilst remaining positioned for a future normalisation of the uranium market and price. Key elements of the Company's strategy include:
•	Maximising LHM operating cash flows through optimisation initiatives that preserve the integrity of the long-term life of mine plan.
•	Maintaining KM and the Company's exploration assets on a minimal expenditure, care and maintenance basis.
•         Minimise corporate and administrative costs.
•
Progress strategic initiatives with respect to partnerships, strategic investment, funding and corporate transactions, that result in de-risking Paladin's funding structure or provide clear value accretion for stakeholders.

•        Prepare for growth

Company outlook
LHM's adjusted Life of Mine plan (LOM) was implemented in November 2016, which involves reducing mining material movement combined with processing plant feed coming from stockpiled low and medium grade ores. The revised mine plan effectively shifts higher-grade ore processing into later years when uranium prices are expected to be higher. The FY2017 average feed grade will be reduced into the range of 550ppm to 570ppm vs our previous internal Company budget of 700ppm. The impact of the change will reduce finished U3O8 production by up to 1.0Mlb to 1.5Mlb per year for each of the next two years. However, the requirement for less movement of mined material on site during the period reduces cash operating costs by well in excess of any lost revenue. Using Paladin's internal assumptions the initiative will generate approximately US$40M of cumulative incremental operating cash flow for FY2017 and FY2018.

Key relevant guidance items for the quarter to 31 March 2017 include:
•	Uranium production — In line with the reduced mining plan, the feed grade will be lower and uranium production is expected to be in the range of 0.9Mlb to 1.0M1b.
•	Uranium sales — Anticipated to be in the range of 700,0001b to 800,0001b U3O8.
•	LHM C1 cash costs — Expected to be within the range of US$17/lb to US$19/1b.
•
Cash and cash equivalents balance as at 31 March 2017 — Forecast to be in the range of US$10M to US$20M (excluding one-off items such as any proceeds received from the previously announced strategic initiatives), with this forecast heavily dependent on the timing of VAT and certain sales receipts.

Due to the successful first half to 31 December 2016, Paladin has revised certain items in its guidance for the full-year to 30 June 2017, including:
•	Uranium production — Revised guidance of in excess of 4.0Mlb U3O8 (vs. previous guidance of 3.8-4.0M1b).
•	LHM C1 cash costs — Expected to be within the range of US$16.50/1b to US$18.50/1b (vs. previous guidance of US$17/1b to US$19/Ib).
Other full-year guidance items to remain unchanged at this time. However, 'all in' cash expenditure guidance may be subsequently revised downwards depending on the progress of the Proposed Restructure and update to the Company's internal financial forecast subsequently.
GENERALLY ACCEPTED ACCOUNTING PRACTICE
The news release includes non-GAAP performance measures: Cl cost of production, EBITDA, non-cash costs as well as other income and expenses. The Company believes that, in addition to the conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. The additional information provided herein should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
DECLARATION
The information in this announcement that relates to minerals exploration and mineral resources is based on information compiled by David Princep BSc, P.Geo FAusIMM (CP) who has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity that he is undertaking to qualify as Competent Person as defined in the 2012 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC Code). Mr Princep is a full-time employee of Paladin Energy Ltd. Mr. Princep consents to the inclusion of the information in this announcement in the form and context in which it appears.
CONFERENCE CALL
Conference Call and Investor Update is scheduled for 07:30 Perth & Hong Kong, Wednesday 15 February 2017; 23:30 London, Tuesday 14 February 2017 and 18:30 Toronto, Tuesday 14 February 2017. Details are included in a separate news release dated 3 February 2017.
CONTACTS
For additional information, please contact:
Andrew Mirco
Investor Relations Contact (Perth)
Tel: +61-8-9423-8162 or Mobile: +61-409-087-171
Email: andrew.mirco@paladinenergy.com.au

Appendix 4D - Financial Report
Half year ended 31 December 2016

Paladin Energy Ltd

ABN or equivalent company reference
ACN. 061 681 098

Results for announcement to the market
				31 December 2016 US$M	31 December 2015 US$M
Revenue from sales of uranium oxide	Down	46%	to	55.2	101.3
Total revenue	Down	46%	to	55.3	101.6
Loss after tax attributable to members	Up	90%	to	(46.0)	(24.2)
Net loss for the year attributable to members	Up	90%	to	(46.0)	(24.2)
Loss per share (US cents)				(2.7)	(1.4)

Dividends	Amount per security	Franked amount per security
It is not proposed to pay dividends for the year	N/A	N/A
Previous corresponding year: No dividend paid	N/A	N/A
An explanation of the results is included in the Management Discussion & Analysis and the Financial Report attached.
Net tangible (liabilities)/assets per share	31 December 2016 US$(0.01)	31 December 2015 US$0.08
Other
Previous corresponding period is the half year ended 31 December 2015.
All foreign subsidiaries are prepared using IFRS.
Commentary on Results for the Year A commentary on the results for the year is contained in the press release dated 14 February 2017.

PALADIN ENERGY LTD
A.C.N. 061 681 098

FINANCIAL REPORT

FOR THE SIX MONTHS ENDED

31 DECEMBER 2016

The financial report covers the Group consisting of Paladin Energy Ltd (referred throughout as the Company or Paladin) and its controlled entities.

The following Management Discussion and Analysis (“MD&A”) for Paladin Energy Ltd (“Company”) and its controlled entities (“Group”) should be read in conjunction with the condensed consolidated interim financial report for the six months ended 31 December 2016. The effective date of this unaudited report is    14 February 2017.

The financial information presented in this MD&A has been extracted from the attached financial statements.  For the purpose of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Additional information relating to the Company, including public announcements, is available at www.paladinenergy.com.au.

Additional information relating to the Company and its operations, including the Company’s Quarterly Activities Report for each of the periods ended 31 March 2016, 30 September 2016 and 31 December 2016, and the most recent Audited Annual Report for the year ended
30 June 2016 and other public announcements are available at www.paladinenergy.com.au.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A, including those relating to strategies and other statements, are predictive in nature, and depend upon or refer to future events or conditions, or include words such as “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “with an expectation of”, “is expected”, “are expected”, or similar expressions that are forward looking statements.  Forward looking statements include, without limitation, the information concerning possible or assumed further results of operations as set forth herein.  These statements are not historical facts but instead represent only expectations, estimates and projections regarding future events and are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations generally.

The forward looking statements contained in this MD&A are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict.  The future results of the Group may differ materially from those expressed in the forward looking statements contained in this MD&A due to, among other factors, the risks and uncertainties inherent in the business of the Group. The Company does not undertake any obligation to update or release any revisions to these forward looking statements to reflect events or circumstances after the date of this MD&A or to reflect the occurrence of anticipated events.

OVERVIEW

The Group has two uranium mines in Africa1, uranium exploration projects in Australia, Africa and Canada, and a strategy to become a major uranium mining house.  The Company is incorporated under the laws of Western Australia with a primary share market listing on the Australian Securities Exchange (“ASX”) and additional listings on the Toronto Stock Exchange (“TSX”) in Canada; as well as the Munich, Berlin, Stuttgart and Frankfurt Stock Exchanges in Europe; and the Namibian Stock Exchange in Africa.

1 Langer Heinrich Mine, Namibia (operating). Kayelekera Mine, Malawi (on care and maintenance).

The main activities and results during the six months ended 31 December 2016 were:

References below to 2016 and 2015 are to the equivalent six months ended 31 December 2016 and 2015 respectively.

OPERATIONS*
•	Langer Heinrich Mine (LHM) produced 2.500Mlb U3O8 for the six months ended 31 December 2016, up 7% from 2015.
-	Ore milled of 1,853,219t, up 6% vs. 2015.
-	Average plant feed grade of 698ppm U3O8, down 2% vs. 2015.
-	Overall recovery of 87.6%, up 2% vs. 2015.
-	C1 cash cost of production for 2016 of US$16.25/lb.

•	Kayelekera Mine (KM) remains on care and maintenance.
-	Activities at site focused on water treatment, discharge and monitoring.

•	C1 cost of production:
-
LHM unit C1 cost of production for the six months decreased by 39% from US$26.50/lb in the six months to 31 December 2015 to US$16.25/lb in the six months to 31 December 2016 primarily due to strong operating performance and the impact of the US$168.9M write-down of LHM’s ore stockpiles that occurred at 30 June 2016.

•
Revised annual production guidance in excess of 4.0Mlb of U3O8 vs. previous guidance of 3.8Mlb to 4.0Mlb for FY17. LHM mine plan adjusted, which involves the suspension of mining and the processing of ore stockpiles, will shift higher-grade ore processing into later years when uranium prices are expected to be higher and will materially reduce cash operating costs.

•
The Company’s 12 month moving average Lost Time Injury Frequency Rate (LTIFR) decreased to 1.9 as compared to 2.5 at the end of the last quarter. The 12 month moving average LTIFR for the previous year was 2.1. Two Lost Time Injuries (LTI) were reported during the six months: a process operator sustained an injury to the right ankle descending a fixed ladder and a maintenance tradesman injured a shoulder while using a drill. The Company achieved 910 LTI free days at KM.

SALES AND REVENUE
•	Sales revenue of US$55.2M for the six months, selling 2.125Mlb U3O8 at an average price of US$25.96/lb U3O8 (vs. average spot price of US$22.63/lb).

CORPORATE INITIATIVES
•
A US$25.0M 24-month Revolving Credit Facility was implemented at LHM. The purpose is to provide a buffer facility that can be drawn in periods where LHM-level working capital requirements are in deficit, mainly due to the timing of sales receipts. The provider of the Revolving Credit Facility is Nedbank Limited, through its UK registered subsidiary, N.B.S.A. Limited.

OTHER
•	Underlying EBITDA of US$5.7M has deteriorated by US$11.3M compared to the six months ended 31 December 2015.
•
Underlying all-in cash expenditure per pound of uranium production for the six months ended
31 December 2016 of US$28.38/lb, a decrease of 33% compared to the six months ended
 31 December 2015 of US$42.66/lb.

•
The TradeTech weekly spot price average for the six months ended 31 December 2016 was US$22.63/lb, a fall of 38% compared to the weekly spot average for the six months ended                       31 December 2015 average of US$36.26.

•
Final contracts for the Hinkley Point C nuclear power station were signed in London on                             29 September 2016 between the UK Government, Electricite de France and China General Nuclear marking the end of the project development phase and the move into construction. The station’s two EPR plants are scheduled to begin operations in 2025 and will provide approximately 7% of the UK’s future electricity needs.

•	KazAtomProm announced a cut of 10% of planed 2017 uranium production which is expected to have a positive impact on uranium prices.
•
At 31 December 2016, the Group’s cash and cash equivalents were US$26.7M, a decrease of US$32.5M from US$59.2M at 30 June 2016. Guidance previously provided was for the 31 December 2016 cash balance to be in the range of US$20M to US$30M.

* LHM production volumes and unit C1 cost of production include an adjustment to in-circuit inventory relating to leached uranium within the process circuit.

NON IFRS MEASURES

C1 cost of production
C1 cost of production = cost of production excluding product distribution costs, sales royalties and depreciation and amortisation before adjustment for impairment. C1 cost, which is a non-IFRS measure, is a widely used ‘industry standard’ term. We use this measure as a meaningful way to compare our performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance.  C1 cost information (unaudited) has been extracted from the financial statements. Refer to page 8 for reconciliation.

Underlying EBITDA
The Company’s Earnings Before Interest, Tax, Depreciation and Amortisation (Underlying EBITDA) represents profit before finance costs, taxation, depreciation and amortisation, impairments, foreign exchange gains/losses, restructure costs and other income. As the mining industry is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes underlying EBITDA may be helpful in analysing the operating results of a mining company like itself. Although underlying EBITDA is widely used in the mining industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under IFRS. Refer to page 7 for reconciliation.

Underlying All-In Cash Expenditure per Pound
Underlying All-In Cash Expenditure = total cash cost of production plus non-production costs, capital expenditure, KM care & maintenance expenses, corporate costs, exploration costs and debt servicing costs and mandatory repayments, excluding one-off restructuring costs and non-recurring costs. Underlying All-In Cash Expenditure, which is a non-IFRS measure, is widely used in the mining industry as a benchmark to reflect operating performance. We use this measure as a meaningful way to compare our performance from period to period as it provides a more comprehensive view of costs than the cash cost approach. Refer to page 8 for reconciliation.

FINANCIAL RESULTS
		SIX MONTHS ENDED 31 DECEMBER
	% Change	2016	2015

Production volume (Mlb)	7%	2.500	2.342
Sales volume (Mlb)	(15)%	2.125	2.499
Realised sales price (US$/lb)	(36)%	25.96/lb	40.54/lb

		US$M	US$M
Revenue	(46)%	55.3	101.6
Cost of Sales	35%	(50.7)	(77.9)
Impairment – inventory	(100)%	(22.3)	-
Gross (loss)/profit	(175)%	(17.7)	23.7

Impairments	100%	-	(0.7)
Loss after tax attributable to members of the parent	(90)%	(46.0)	(24.2)

Other comprehensive loss for the period, net of tax		(8.1)	(30.5)
Total comprehensive loss attributable to the members of the parent	(1)%	(54.1)	(54.7)
Loss per share - basic & diluted (US cents)	(93)%	(2.7)	(1.4)

References below to 2016 and 2015 are to the equivalent six months ended 31 December 2016 and 2015 respectively.

Revenue in 2016 decreased by 46%, due to a 36% decrease in realised sales price and a 15% decrease in sales volume.

Gross Loss in 2016 of US$17.7M is a turnaround from the gross profit in 2015 of US$23.7M due to a 36% decrease in realised sales price, a 15% decrease in sales volume, and an impairment of inventory of US$22.3M (2015: US$Nil), which was partially offset by a 35% decrease in cost of sales. Impairments comprise of a US$16.2M impairment of LHM ore stockpiles, US$2.9M impairment of LHM product-in-circuit due to the write-off of the build-up of solubilised uranium present in the interstitial water in TSF3 and a US$3.2M impairment of finished goods due to low uranium prices. A change in LHM’s life of mine plan, in order to reduce costs and improve cash flows, has resulted in a change in the timescale for processing the ore stockpiles. The stockpiles are now expected to be processed over the next two to three years, which due to the lower forecast prices (compared to forecast prices in future periods when the ore stockpiles were originally planned to be processed) has resulted in the net realisable value at 31 December 2016 being estimated as US$Nil.

Loss after Tax Attributable to the Members of the Parent for 2016 of US$46.0M is higher than the loss of US$24.2M in 2015, and is predominantly due to the US$22.3M impairment of inventory discussed earlier, a US$7.9 foreign exchange loss (2015: foreign exchange gain US$9.8M), which has been partially offset by a US$5.4M decrease in administration, marketing and non-production costs, a decrease in KM care and maintenance expenses of US$1.9M and a lower income tax expense of US$1.1m (2015: US$15.3M).

Segment Information
The Namibian segment loss in 2016 of US$32.6M is a turnaround from the profit in 2015 of US$10.4M, as a result of a 36% decrease in realised sales price, a 15% decrease in sales volume, and an impairment of inventory of US$22.3M (2015: US$Nil), which was partially offset by a 35% decrease in cost of sales and a US$15.3M decrease in income tax expense. The Malawian segment loss decreased by US$1.8M as a result of lower care and maintenance costs. The exploration activities loss has decreased by US$0.2M. In the Unallocated portion, the Group reflected the remaining Income Statement activities, which for 2016 comprise mainly marketing, corporate, finance and administration costs.  The loss (costs) in this area has decreased by US$8.6M through the various cost reduction initiatives.

Underlying EBITDA
		SIX MONTHS ENDED 31 DECEMBER
		2016	2015
	Note	US$M	US$M
Loss/Profit before interest and tax		(31.8)	16.0
Depreciation and amortisation	9	8.3	11.8
Impairment loss reversed on sale of inventory	9	-	(6.3)
Impairment of inventory and ore stockpiles	11	22.3	-
Foreign exchange losses/(gains)	9	7.9	(9.8)
Restructure costs	9	1.4	4.6
Impairment of assets	9	-	0.7
Profit on disposal of assets	9	(2.4)	-
Underlying EBITDA		5.7	17.0

Underlying EBITDA has decreased by US$11.3M.

REALISED SALES PRICE AND SALES & PRODUCTION VOLUMES

		SIX MONTHS ENDED 31 DECEMBER
	% Change	2016 US$	2015 US$
Realised uranium sales price	(36)%	US$25.96/lb	US$40.54/lb
		Mlb U3O8	Mlb U3O8
Sales volume	(15)%	2.125	2.499
Production	7%	2.500	2.342

The average realised uranium sales price for the six months ended 31 December 2016 was US$25.96/lb U3O8 compared to the TradeTech weekly spot price average for the period of US$22.63/lb U3O8.

RECONCILIATION OF C1 COST OF PRODUCTION TO COST OF GOODS SOLD (UNAUDITED)

	SIX MONTHS ENDED 31 DECEMBER
	2016	2015

Volume Produced (Mlb)	2.500	2.342
Cost of Production/lb (C1)	US$16.25/lb	US$26.50/lb

	US$M	US$M
Cost of Production (C1)	40.6	62.1
Depreciation & amortisation	8.2	11.2
Production distribution costs	2.1	1.3
Royalties	1.6	3.0
Other	0.1	-
Inventory movement	(1.9)	0.3

Cost of goods sold	50.7	77.9

The C1 cost of production for the six months ended 31 December 2016 decreased by 39% to US$16.25/lb U3O8 (2015: US$26.50/lb U3O8).

The unit C1 cash cost of production decrease was primarily due to strong operating performance and the impact of the US$168.9M write-down of LHM’s ore stockpiles at 30 June 2016.

ANALYSIS OF UNDERLYING ALL-IN CASH EXPENDITURE PER POUND OF URANIUM
   PRODUCTION
	% Change	SIX MONTHS ENDED 31 DECEMBER
		2016	2015
		US$/lb	US$/lb
LHM – C1 cost of production	(39)%	16.25	26.50
Mining – (decrease)/increase in ore stockpiles		3.44	(0.26)
Royalties		0.62	1.31
Product distribution costs		0.95	0.56
Commercial & administration – non production		0.72	0.98
Social development		0.02	0.05
LHM – total cash cost of production	(25)%	22.00	29.14
Capex		1.81	0.76
LHM – total cash cost of production after capex	(20)%	23.81	29.90
KM – care & maintenance expenses		1.28	2.00
Corporate costs		0.62	1.65
Exploration costs		0.62	1.04
Debt servicing costs		2.05	8.07
Underlying all-in cash expenditure	(33)%	28.38	42.66

Underlying all-in cash expenditure per pound of uranium production for the period ended 31 December 2016 was US$28.38/lb, a decrease of 33% compared to the period ended 31 December 2015 of US$42.66/lb.

ANALYSIS OF ADMINISTRATION, MARKETING & NON-PRODUCTION COSTS

		SIX MONTHS ENDED 31 DECEMBER
	% Change	2016 US$M	2015 US$M
Total	51%	(5.1)	(10.5)

Costs for the six months ended 31 December 2016 decreased by US$5.4M, mainly due to a 53% decrease in corporate and marketing costs from US$3.8M in 2015 to US$1.8M in 2016 and a 70% decrease in restructure costs from US$4.6M in 2015 to US$1.4M in 2016.

Certain Balance Sheet items are set out below:

SUMMARISED STATEMENT OF FINANCIAL POSITION
	31 DEC	30 JUNE	30 June
	2016	2016	2015
	UNAUDITED	AUDITED	AUDITED
	US$M	US$M	US$M

Cash and cash equivalents	26.7	59.2	183.7
Inventories	32.3	35.9	231.6
Total assets	739.7	791.1	1,100.0
Interest bearing loans and borrowings	446.7	429.2	534.5
Total long-term liabilities	500.5	493.4	859.3
Net liabilities/assets	(13.8)	48.9	198.3

Cash and Cash Equivalents have decreased by US$32.5M, mainly as a result of payments to suppliers and employees of US$76.5M, a US$10.4M distribution to CNNC Overseas Uranium Holding Ltd (“CNNC”) by way of repayment of intercompany loans owing by LHM that have been assigned to CNNC, net interest paid of US$14.0M and payments for property, plant and equipment at LHM of US$4.6M. This was partially offset by receipts from customers of US$50.0M, the drawdown of US$20M under the LHM secured Revolving Credit Facility and proceeds from the sale of non-core assets of US$4.5M.

Inventories have decreased by US$3.6M, predominantly due to the US$22.3M of impairments discussed earlier which was partially offset by an increase in the number of pounds of finished goods at                   31 December 2016.

Interest Bearing Loans and Borrowings have increased by US$17.5M, primarily as a result of the drawdown of US$20M under the LHM secured Revolving Credit Facility and the non-cash accretion of the convertible bonds of US$6.8M, partially offset by a US$10.4M distribution to CNNC by way of repayment of intercompany loans owing by LHM that have been assigned to CNNC.

Segment Assets: Namibian assets have decreased predominantly due to a decrease in cash, inventories and property, plant and equipment which was partially offset by an increase in debtors.  Malawian assets, which are predominantly cash and stores and consumables, have remained stable. The Exploration segment assets have decreased predominantly as a result of a decrease in the US dollar value of exploration assets. The Australian dollar and the Canadian dollar weakened against the US dollar which resulted in a decrease in the US dollar value of Australian and Canadian dollar denominated exploration assets, which was partially offset by capitalised exploration expenditure. In the Unallocated portion, assets increased primarily due to an increase in cash and cash equivalents resulting from a US$29.6M distribution to Paladin by way of repayment of intercompany loans owing by LHM to Paladin.

LIQUIDITY AND CAPITAL RESOURCES

The Group’s principal source of liquidity as at 31 December 2016, was cash of US$26.7M
 (30 June 2016: US$59.2M).  Any cash available to be invested is held with Australian banks with a minimum AA- Standard & Poor’s credit rating over a range of maturities.  Of this, US$20.9M is held in US dollars.

Cash flow – six months ended 31 December 2016

Net Cash Outflow from Operating Activities was US$40.9M in 2016 (2015: US$2.9M), primarily due to payments to suppliers and employees of US$76.5M (2015: US$90.1M) and net interest paid of US$14.0M (2015: US$14.7M), which were partially offset by receipts from customers of US$50.0M (2015: US$102.1M).

Net Cash Outflow from Investing Activities was US$1.3M in 2016 (2015: US$5.3M) and is due primarily to plant and equipment acquisitions of US$4.6M (2015: US$1.9M) at LHM, including flash-splash 2 upgrade of US$1.8M and TSF5 construction of US$2.4M, as well as capitalised exploration expenditure of US$1.2M (2015: US$3.9M), which were partially offset by the proceeds from the sale of non-core assets of US$4.5M (2015: US$Nil). Paladin sold its entire shareholding in Deep Yellow Ltd for US$2.6M, its interest in the Bigrlyi project for US$0.4M and its interest in Oobagooma and Angela/Pamela projects for US$1.5M.

Net Cash Inflow from Financing Activities of US$9.6M in 2016 is attributable to the drawdown of US$20M under the LHM secured Revolving Credit Facility, which was partially offset by a US$10.4M distribution to CNNC by way of repayment of intercompany loans owing by LHM that have been assigned to CNNC.  The net outflow in 2015 of US$38.0M was attributable to the repurchase of US$37M April 2017 Convertible Bonds for US$33.4M (excluding accrued interest) and a US$4.6M repayment of the LHM syndicated loan facility.

GOING CONCERN

As at 31 December 2016, the Group had a net current asset deficit of US$173.5M (30 June 2016: deficit US$139.9M), including cash on hand of US$26.7M (30 June 2016: US$59.2M). Included within this cash on hand is US$0.7M (30 June 2016: US$0.6M), which is restricted for use in respect of supplier guarantees provided by LHM. For the six months ended 31 December 2016, the Group made a net loss after tax attributable to the ordinary equity holders of US$46.0M (31 December 2015: net loss US$24.2M) and a net cash outflow from operating activities of US$40.9M (31 December 2015: outflow US$2.9M).

Repayment obligations during the next twelve months to 31 December 2017 in respect of interest bearing loans and borrowings are summarised as follows:
•	interest payments of US$16.9M for the 2017 and 2020 Convertible Bonds;
•	interest payments of US$1.4M for the LHM Secured Revolving Credit facility;
•	US$212M principal repayment of the 2017 Convertible Bonds maturing on 30 April 2017; and
•	US$10M principal repayment of the LHM Secured Revolving Credit facility.

The ability of the Group to pay its debts as and when they fall due and thus to continue as a going concern is dependent upon the achievement of a proposal to restructure its balance sheet (Restructure Proposal) that was announced on 10 January 2017, as outlined below.

The Restructure Proposal contemplates US$362M (comprising all outstanding 2017 and 2020 Convertible Bonds) to be exchanged into:
•	US$115M of New Secured Bonds due 2022, with a 7% cash coupon;
•	US$102M of New 2024 Convertible Bonds, with a zero coupon and conversion price of US$0.0512/share (i.e. approximately A$0.07/share);
•	US$145M of Paladin shares at A$0.05/share; and
•	Any accrued unpaid interest to be exchanged 75%:25% into the New Secured Bonds and the New 2024 Convertible Bonds respectively.

Bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have already signed undertakings to support the Restructure Proposal.

The Restructure Proposal is subject to a number of conditions being satisfied, including:
•
Paladin Finance Pty Ltd continuing to hold a 75% interest in Langer Heinrich Mauritius Holdings Limited. As previously announced, CNNC may be entitled to acquire Paladin’s interest in LHM in certain solvency-related scenarios. Paladin sought CNNC’s support for the Restructure Proposal in the form of a confirmation from CNNC that it will not seek to acquire the 75% interest. Paladin has so far been unable to procure such confirmation.  If CNNC were to take steps to acquire Paladin’s interest in LHM in the 60-days from the date on which the Restructure Proposal was first announced (i.e., until 11 March 2017), this may cause the Restructure Proposal to fail even if all other conditions have been successfully met.  Discussions between Paladin and CNNC remain ongoing;

•
EdF consent to amendments to the long term off-take agreement allowing early deliveries against the prepayment amount paid by EdF in 2012, and security sharing arrangements with the New Secured Bonds and the New 2024 Convertible Bonds (Refer to details in Note 15);

•
the holders of the 2017 and 2020 Convertible Bonds approving the Restructure Proposal by the requisite majorities. Bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have signed undertakings to support the Restructure Proposal;

•	holders of Paladin’s ordinary shares approving the Restructure Proposal;
•	there being no superior proposal;
•	Paladin raising a minimum of US$75M via an equity raising;
•	all necessary regulatory approvals, including Australia’s Foreign Investment Review Board; and
•	consent of existing secured parties to the grant of subsequent ranking security in favour of EdF, the New Secured Bonds and the New 2024 Convertible Bonds.

As a result of the matters set out above, there is a material uncertainty related to events or conditions that may cast significant doubt on the entity's ability to continue as a going concern and therefore whether it would realise its assets and extinguish its liabilities in the normal course of the business and the amounts stated in the financial report. The financial report does not include adjustments relating to the recoverability or classification of the recorded assets amounts nor to the amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Based on the Group’s expectation that the conditions of the Restructure Proposal will be met, the Directors are satisfied that it is appropriate to prepare the financial statements on a going concern basis.

OUTSTANDING SHARE INFORMATION

As at 14 February 2017, Paladin had 1,712,843,812 fully paid ordinary shares issued.  The following table sets out the fully paid ordinary shares and those issuable under the Group Employee Performance Share Rights Plan and in relation to the Convertible Bonds:

As at 14 February 2017Number
Ordinary shares                                                                                                                                                                                                                                                                                       1,712,843,812
Issuable under Performance Share Rights Plan (SARs)*                                                                                                                                                                                                            -
Issuable under Executive Share Option Plan 3,000,000
Issuable in relation to the US$212 million Convertible Bonds                                                                                                                                                                115,846,995
Issuable in relation to the US$150 million Convertible Bonds                                                                                                                                                                421,348,315
Total2,253,039,122

*The number of ordinary shares ultimately issuable upon vesting of the Share Appreciation Rights will vary as the number of ordinary shares to be issued is based upon Paladin’s relative share price growth over the relevant vesting periods.  The number disclosed in the table above is based on the closing share price at 13 February 2017 of A$0.155.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Unaudited Financial Report requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of the following: carrying value or impairment of inventories, financial investments, property, plant and equipment, intangibles, mineral properties and deferred tax assets; carrying value of rehabilitation, mine closure, sales contracts provisions and deferred tax liabilities; and the calculation of share-based payments.

FINANCIAL INSTRUMENTS

At 31 December 2016, the Group has exposure to interest rate risk, which is the risk that the Group’s financial position will be adversely affected by movements in interest rates that will increase the cost of floating rate project finance debt or opportunity losses that may arise on fixed rate convertible bonds in a falling interest rate environment. Interest rate risk on cash and short-term deposits is not considered to be a material risk due to the historically low US dollar interest rates of these financial instruments.

The Group has no significant monetary foreign currency assets or liabilities apart from Namibian Dollar cash, receivables, payables and provisions and Australian dollar cash and payables and Canadian Dollar payables.

The Group currently does not engage in any hedging or derivative transactions to manage uranium price movements, interest rate or foreign currency risks.

The Group’s credit risk is the risk that a contracting entity will not complete its obligation under a financial instrument that will result in a financial loss to the Group.  The carrying amount of financial assets represents the maximum credit exposure. The Group trades only with recognised, credit worthy third parties. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not material.

The Group’s treasury function is responsible for the Group’s capital management, including management of the long-term debt and cash as part of the capital structure.  This involves the use of corporate forecasting models which enable analysis of the Group’s financial position, including cash flow forecasts, to determine the future capital management requirements.  To ensure sufficient funding for operational expenditure and growth activities, a range of assumptions are modelled so as to provide the flexibility in determining the Group’s optimal future capital structure.

OTHER RISKS AND UNCERTAINTIES

Risk Factors

The Group is subject to other risks that are outlined in the Annual Information Form 51-102F2, which is available on SEDAR at sedar.com

TRANSACTIONS WITH RELATED PARTIES

During the period ended 31 December 2016, no payments were made to Director-related entities. Directors of the Company receive fees as outlined in the Company’s management circular forming part of the Company’s Notice of AGM.

DISCLOSURE CONTROLS

The Group has applied its Disclosure Control Policy to the preparation of the Unaudited Consolidated Financial Report for period ended 31 December, associated Management Discussion and Analysis and Report to Shareholders.  An evaluation of the Group’s disclosure controls and procedures used has been undertaken and concluded that the disclosure controls and procedures were effective.

INTERNAL CONTROLS

The Group has designed appropriate Internal Controls over Financial Reporting (ICFR) and ensured that these were in place for the period ended 31 December 2016.  An evaluation of the design of ICFR has concluded that it is adequate to prevent a material misstatement of the Group’s Unaudited Consolidated Financial Report as at 31 December 2016.

DESIGNATED FOREIGN ISSUER PURSUANT TO CANADIAN SECURITY LAWS

Pursuant to Canadian National Instrument 71-102 Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, Paladin Energy Ltd hereby discloses that it is a Designated Foreign Issuer as such term is defined in the Instrument and is subject to the regulatory requirements of Australian Securities laws and the rules and regulations of the Australian Securities Exchange.

SUBSEQUENT EVENTS

Other than disclosed below, since 31 December 2016, the Directors are not aware of any other matter or circumstance not otherwise dealt with in this report, that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent periods with the exception of the following, the financial effects of which have not been provided for in the 31 December 2016 Financial Report:

Strategic and Funding Process: Proposed Balance Sheet Restructuring

On 10 January 2017, the Company announced a proposal to restructure its balance sheet (Restructure Proposal) which contemplates the exchange of its existing 2017 Convertible Bonds (US$212M) and 2020 Convertible Bonds (US$150M) into US$115M (of New Secured Bonds due 2022, US$102M of New 2024 Convertible Bonds and US$145M of Paladin shares. The Restructure Proposal continues to progress and as at the date of this Financial Report, bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have already signed undertakings to support the Restructure Proposal.

AVW Shareholder approval to acquire 30% of Manyingee

On 19 January 2017, the Company announced that Avira Energy Limited (AVW) (formerly MGT Resources Limited) had received shareholder approval to acquire 30% of the Manyingee Uranium Project (Manyingee) for US$10M cash.  Foreign Investment Review Board approval was announced on 1 February 2017.

Paladin first announced the signing of a binding term sheet with AVW on 21 July 2016, followed by the signing of a sale of tenement agreement 16 November 2016.  The agreement was for AVW to acquire an initial interest of 30% in Manyingee, with an option to acquire an additional 45% of Manyingee for US$20M cash.

The sale remains subject to certain conditions with close expected late March/early April 2017.

The Directors present their report on the Company consisting of Paladin Energy Ltd (“Company”) and the entities it controlled (“Group”) at the end of, or during, the six months ended
 31 December 2016.

Directors

The following persons were Directors of Paladin Energy Ltd during the whole of the six months and up to the date of this report unless otherwise indicated:

Mr Rick Wayne Crabb (Non-executive Chairman)
Mr Donald Shumka (Non-executive Director)
Mr Peter Donkin (Non-executive Director)
Mr Philip Baily (Non-executive Director)
Mr Wendong Zhang (Non-executive Director)

Review of Operations

A detailed operational and financial review of the Group is set out on pages 3 to 14 under the section titled Management Discussion and Analysis.

The loss after tax attributable to the ordinary equity holders for the six months ended 31 December 2016 was US$46.0M (loss after tax of US$24.2M for the six months ended 31 December 2015).

Auditor’s Independence Declaration

A copy of the auditor’s independence declaration as required under Section 307C of the Corporations Act 2001 is set out on page 16, which forms part of the Directors’ Report.

Rounding

The amounts contained in this report, the Financial Report and the Management, Discussion and Analysis have been rounded to the nearest US$100,000 (where rounding is applicable) under the option available to the Company under ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191.  The Company is an entity to which the Instrument applies.

Signed in accordance with a resolution of the Directors.

Mr Rick Crabb
Chairman
Perth, Western Australia
14 February 2017

PALADIN ENERGY LTD

Auditor's Independent Report

Auditor's Independence Declaration

As lead auditor for the review of Paladin Energy Ltd for the half-year ended 31 December 2016, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

{b)	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Paladin Energy Ltd and the entities it controlled during the period.

Ben Gargett Partner PricewaterhouseCoopers	Perth 14 February 2017

		Six months ended
		31 December
	Notes	2016	2015
		US$M	US$M
Revenue

Revenue	8	55.3	101.6
Cost of sales	9	(50.7)	(77.9)
Impairment - inventories	11	(22.3)	-
Gross (loss)/profit		(17.7)	23.7

Other income	9	2.4	9.8

Exploration and evaluation expenses	13	(0.4)	(0.5)

Administration, marketing and non-production costs	9	(5.1)	(10.5)

Other expenses	9	(11.0)	(6.5)

(Loss)/profit before interest and tax		(31.8)	16.0

Finance costs	9	(23.6)	(23.6)

Net loss before income tax from continuing operations		(55.4)	(7.6)

Income tax expense		(1.1)	(15.3)

Net loss after tax from continuing operations		(56.5)	(22.9)

Profit after tax from discontinued operations	9	1.2	-

Net loss after tax		(55.3)	(22.9)

Attributable to:
Non-controlling interests		(9.3)	1.3
Members of the parent		(46.0)	(24.2)

Net loss after tax		(55.3)	(22.9)

Loss per share (US cents)(1)
Loss after tax from operations attributable to ordinary equity holders of the Company - basic and diluted (US cents)		(2.7)	(1.4)

The above Consolidated Income Statement should be read in conjunction with the accompanying notes.

	Six months ended
	31 December
	2016	2015
	US$M	US$M

Net loss after tax from operations	(55.3)	(22.9)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:

Transfer of realised gains to other income on disposal of available-for-sale financial assets	(1.0)	-

Net gain/(loss) on available-for-sale financial assets	1.0	(0.3)

Transfer of impairment loss on available-for-sale financial assets to income statement	-	0.3

Foreign currency translation	(8.2)	(30.5)

Income tax on items of other comprehensive income	0.1	-

Items that will not be subsequently reclassified to profit or loss:

Foreign currency translation attributable to non- controlling interests	(0.1)	(0.1)

Other comprehensive loss for the period, net of tax	(8.2)	(30.6)

Total comprehensive loss for the period	(63.5)	(53.5)

Total comprehensive loss attributable to:
Non-controlling interests	(9.4)	1.2
Members of the parent	(54.1)	(54.7)

	(63.5)	(53.5)

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

			As at	As at
			31 December	30 June
	Notes		2016 Unaudited US$M	2016 Audited US$M
ASSETS

Current assets
Cash and cash equivalents			26.7	59.2
Trade and other receivables	10		18.6	12.2
Prepayments			1.9	1.6
Inventories	11		32.3	35.9

TOTAL CURRENT ASSETS			79.5	108.9

Non current assets
Trade and other receivables	10		0.4	1.2
Other financial assets			-	0.9
Property, plant and equipment	12		246.1	256.8
Mine development			38.2	39.8
Exploration and evaluation expenditure	13		328.5	336.1
Intangible assets			10.8	11.1
Deferred tax assets			36.2	36.3

TOTAL NON CURRENT ASSETS			660.2	682.2

TOTAL ASSETS			739.7	791.1

LIABILITIES

Current liabilities
Trade and other payables			20.8	31.5
Interest bearing loans and borrowings	5		228.6	204.7
Other interest bearing loans - CNNC	6		-	10.4
Provisions	14		3.6	2.2

TOTAL CURRENT LIABILITIES			253.0	248.8

Non current liabilities
Interest bearing loans and borrowings	5		130.3	127.8
Other interest bearing loans - CNNC	6		87.8	86.3
Provisions	14		82.4	79.3
Unearned revenue	15		200.0	200.0

TOTAL NON CURRENT LIABILITIES			500.5	493.4

TOTAL LIABILITIES			753.5	742.2

NET (LIABILITIES)/ASSETS			(13.8)	48.9

EQUITY
Contributed equity	7(a	)	2,101.1	2,101.1
Reserves			26.0	49.9
Accumulated losses			(2,053.0)	(2,023.7)
Parent interests			74.1	127.3
Non-controlling interests			(87.9)	(78.4)

TOTAL EQUITY			(13.8)	48.9

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

	Contributed Equity US$M	Available for Sale Reserve US$M	Share- Based Payments Reserve US$M	Convertible Bond Non-Distrib-utable Reserve US$M	Foreign Exchange Revaluation Reserve US$M	Acquisition Reserve US$M	Option Application Reserve US$M	Consoli-dation Reserve US$M	Accumu-lated Losses US$M	Owners of the Parent US$M	Non- Controlling Interests US$M	Total US$M
Balance at 1 July 2015	2,094.9	(5.4)	46.4	94.3	(137.6)	14.9	0.1	48.4	(1,901.7)	254.3	(56.0)	198.3
Loss for the period	-	-	-	-	-	-	-	-	(24.2)	(24.2)	1.3	(22.9)
Other comprehensive income	-	0.4	-	-	(30.9)	-	-	-	-	(30.5)	(0.1)	(30.6)
Total comprehensive loss for the period, net of tax	-	0.4	-	-	(30.9)	-	-	-	(24.2)	(54.7)	1.2	(53.5)
Share-based payment	5.9	-	0.3	-	-	-	-	-	-	6.2	-	6.2
Vesting of performance rights	0.2	-	(0.2)	-	-	-	-	-	-	-	-	-

Balance at 31 December 2015	2,101.0	(5.0)	46.5	94.3	(168.5)	14.9	0.1	48.4	(1,925.9)	205.8	(54.8)	151.0

Balance at 1 July 2016	2,101.1	(4.7)	46.7	94.3	(149.8)	14.9	0.1	48.4	(2,023.7)	127.3	(78.4)	48.9
Transfer of Reserves	-	4.6	-	-	(21.0)	-	-	-	16.7	0.3	(0.1)	0.2

Loss for the period	-	-	-	-	-	-	-	-	(46.0)	(46.0)	(9.3)	(55.3)
Other comprehensive income	-	0.1	-	-	(8.2)	-	-	-	-	(8.1)	(0.1)	(8.2)
Total comprehensive loss for the period, net of tax	-	0.1	-	-	(8.2)	-	-	-	(46.0)	(54.1)	(9.4)	(63.5)
Share-based payment	-	-	0.6	-	-	-	-	-	-	0.6	-	0.6

Balance at 31 December 2016	2,101.1	-	47.3	94.3	(179.0)	14.9	0.1	48.4	(2,053.0)	74.1	(87.9)	(13.8)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

	Six months ended
	31 December
	2016	2015
	US$M	US$M
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	50.0	102.1
Payments to suppliers and employees	(76.5)	(90.1)
Exploration and evaluation expenditure	(0.4)	(0.5)
Other income	-	0.3
Interest received	0.1	0.3
Interest paid	(14.1)	(15.0)

NET CASH OUTFLOW FROM OPERATING ACTIVITIES	(40.9)	(2.9)

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(4.6)	(1.9)
Proceeds from sale of property, plant and equipment	-	0.5
Proceeds from sale of investments	2.6	-
Proceeds from sale of subsidiary	0.4	-
Proceeds from sale of tenements	1.5	-
Capitalised exploration expenditure	(1.2)	(3.9)

NET CASH OUTFLOW FROM INVESTING ACTIVITIES	(1.3)	(5.3)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans and borrowings	(10.4)	(4.6)
Drawdown of secured revolving credit facility	20.0	-
Repurchase of convertible bonds	-	(33.4)

NET CASH INFLOW/(OUTFLOW) FROM FINANCING ACTIVITIES	9.6	(38.0)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(32.6)	(46.2)

Cash and cash equivalents at the beginning of the period	59.2	183.7

Effects of exchange rate changes on cash and cash equivalents	0.1	(0.7)

CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL PERIOD	26.7	136.8

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

NOTE 1.  CORPORATE INFORMATION

The Interim Financial Report of the Group for the six months ended 31 December 2016 was authorised for issue in accordance with a resolution of the Directors on 14 February 2017.

Paladin Energy Ltd is a company limited by shares, incorporated and domiciled in Australia whose shares are publicly traded on the ASX, with additional listings on the Toronto Stock Exchange in Canada, the Munich, Berlin, Stuttgart and Frankfurt Stock Exchanges in Europe, as well as the Namibian Stock Exchange in Africa.

The Group’s principal place of business is Hay Street, Subiaco, Western Australia. The nature of the operations and principal activities of the Group are described in the Management Discussion and Analysis on pages 3 to 14.

NOTE 2.  BASIS OF PREPARATION

This condensed consolidated interim financial report for the half-year reporting period ended 31 December 2016 has been prepared in accordance with Australian Accounting Standards Board (“AASB”) 134 Interim Financial Reporting and the Corporations Act 2001.

This condensed consolidated interim financial report does not include all the notes of the type normally included in an annual financial report.  Accordingly, this unaudited report is to be read in conjunction with the Annual Report for the year ended 30 June 2016 and any public announcements made by Paladin during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The condensed consolidated interim financial report is presented in United States dollars and all values are rounded to the nearest hundred thousand dollars (US$100,000) unless otherwise stated under the option available to the Company under Australian Securities and Investments Commission (“ASIC”) Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191.  The Company is an entity to which the Instrument applies.

The accounting policies adopted are consistent with those of the previous financial year unless otherwise stated.

New and amended accounting standards and interpretations

From 1 July 2016 the Group has adopted all Australian Accounting Standards and Interpretations effective for annual periods beginning on or before 1 July 2016. The Group has not elected to early adopt any new accounting standards and interpretations.

New standards adopted by the Group include:

AASB 2014-3 - Amendments to Australian Accounting Standards – Accounting for Acquisitions of Interests in Joint Operations [AASB 1 & AASB 11]
AASB 2014-3 amends AASB 11 Joint Arrangements to provide guidance on the accounting for acquisitions of interests in joint operations in which the activity constitutes a business.
AASB 1057 - Application of Australian Accounting Standards
AASB 1057 lists the application paragraphs for each other Standard (and Interpretation), grouped where they are the same.
AASB 2015-2 - Amendments to Australian Accounting Standards – Disclosure Initiative: Amendments to AASB 101
AASB 2015-2 makes amendments to AASB 101 Presentation of Financial Statements arising from the IASB’s Disclosure Initiative project.

NOTE 2.  BASIS OF PREPARATION (continued)

New and amended accounting standards and interpretations (continued)

AASB 2015-9 - Amendments to Australian Accounting Standards – Scope and Application Paragraphs
[AASB 8, AASB 133 & AASB 1057]
AASB 2015-9 inserts scope paragraphs into AASB 8 and AASB 133 in place of application paragraph text in AASB 1057.

These new standards have had no impact on the financial position and performance of the Group.

NOTE 3.    GOING CONCERN

As at 31 December 2016, the Group had a net current asset deficit of US$173.5M (30 June 2016: deficit US$139.9M), including cash on hand of US$26.7M (30 June 2016: US$59.2M). Included within this cash on hand is US$0.7M (30 June 2016: US$0.6M), which is restricted for use in respect of supplier guarantees provided by LHM. For the six months ended 31 December 2016, the Group made a net loss after tax attributable to the ordinary equity holders of US$46.0M (31 December 2015: net loss US$24.2M) and a net cash outflow from operating activities of US$40.9M (31 December 2015: outflow US$2.9M).

Repayment obligations during the next twelve months to 31 December 2017 in respect of interest bearing loans and borrowings are summarised as follows:
•	interest payments of US$16.9M for the 2017 and 2020 Convertible Bonds;
•	interest payments of US$1.4M for the LHM Secured Revolving Credit facility;
•	US$212M principal repayment of the 2017 Convertible Bonds maturing on 30 April 2017; and
•	US$10M principal repayments on the LHM Secured Revolving Credit facility.

The ability of the Group to pay its debts as and when they fall due and thus to continue as a going concern is dependent upon the achievement of a proposal to restructure its balance sheet (Restructure Proposal) that was announced on 10 January 2017, as outlined below.

The Restructure Proposal contemplates US$362M (comprising all outstanding 2017 and 2020 Convertible Bonds) to be exchanged into:
•	US$115M of New Secured Bonds due 2022, with a 7% cash coupon;
•	US$102M of New 2024 Convertible Bonds, with a zero coupon and conversion price of US$0.0512/share (i.e. approximately A$0.07/share);
•	US$145M of Paladin shares at A$0.05/share; and
•	Any accrued unpaid interest to be exchanged 75%:25% into the New Secured Bonds and the New 2024 Convertible Bonds respectively.

The Restructure Proposal is subject to a number of conditions being satisfied, including:
•
Paladin Finance Pty Ltd continuing to hold a 75% interest in Langer Heinrich Mauritius Holdings Limited. As previously announced, CNNC may be entitled to acquire Paladin’s interest in LHM in certain solvency-related scenarios. Paladin sought CNNC’s support for the Restructure Proposal in the form of a confirmation from CNNC that it will not seek to acquire the 75% interest. Paladin has so far been unable to procure such confirmation.  If CNNC were to take steps to acquire Paladin’s interest in LHM in the 60-days from the date on which the Restructure Proposal was first announced (i.e., until 11 March 2017), this may cause the Restructure Proposal to fail even if all other conditions have been successfully met.  Discussions between Paladin and CNNC remain ongoing;

NOTE 3.    GOING CONCERN (continued)

•
EdF consent to amendments to the long term off-take agreement allowing early deliveries against the prepayment amount paid by EdF in 2012, and security sharing arrangements with the New Secured Bonds and the New 2024 Convertible Bonds (Refer to details in Note 15);

•
the holders of the 2017 and 2020 Convertible Bonds approving the Restructure Proposal by the requisite majorities. Bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have signed undertakings to support the Restructure Proposal;

•	holders of Paladin’s ordinary shares approving the Restructure Proposal;
•	there being no superior proposal;
•	Paladin raising a minimum of US$75M via an equity raising;
•	all necessary regulatory approvals, including Australia’s Foreign Investment Review Board; and
•	consent of existing secured parties to the grant of subsequent ranking security in favour of EdF, the New Secured Bonds and the New 2024 Convertible Bonds.

As a result of the matters set out above, there is a material uncertainty related to events or conditions that may cast significant doubt on the entity's ability to continue as a going concern and therefore whether it would realise its assets and extinguish its liabilities in the normal course of the business and the amounts stated in the financial report. The financial report does not include adjustments relating to the recoverability or classification of the recorded assets amounts nor to the amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

Based on the Group’s expectation that the conditions of the Restructure Proposal will be met, the Directors are satisfied that it is appropriate to prepare the financial statements on a going concern basis.

NOTE 4.  SEGMENT INFORMATION

Identification of reportable segments

The Company has identified its operating segments to be Exploration, Namibia and Malawi, on the basis of the nature of the activity and geographical location and different regulatory environments. The main segment activity in Namibia and Malawi(1) is the production and sale of uranium from the mines located in these geographic regions. The Exploration segment is focused on developing exploration and evaluation projects in Australia and Canada. Unallocated portion covers the Company’s sales and marketing, treasury, corporate and administration.

Discrete financial information about each of these operating segments is reported to the Group’s executive management team (chief operating decision makers) on at least a monthly basis.

The accounting policies used by the Group in reporting segments internally are the same as those contained in the accounts and in the prior period. Inter-entity sales are priced with reference to the spot rate.

Corporate charges comprise non-segmental expenses such as corporate office expenses.  A proportion of the corporate charges are allocated to Namibia and Malawi on the basis of timesheet allocations with the balance remaining in Unallocated.

The Group’s customers are major utilities and other entities located mainly in USA, Australia, China, Taiwan and UK.  These revenues are attributed to the geographic location of the mines being the reporting segments Namibia and Malawi.

(1)  Currently on care and maintenance due to low uranium price. Production ceased on 6 May 2014.

NOTE 4.  SEGMENT INFORMATION (continued)

The following tables present revenue, expenditure and asset information regarding operating segments for the six months ended 31 December 2016 and 31 December 2015.

Six months ended 31 December 2016	Exploration US$M	Namibia US$M	Malawi US$M	Unallocated US$M	Consolidated US$M
Sales to external customers	-	55.2	-	-	55.2
Other revenue	-	-	-	0.1	0.1
Total consolidated revenue	-	55.2	-	0.1	55.3

Cost of goods sold	-	(50.7)	-	-	(50.7)

Impairment of inventory	-	(22.3)	-	-	(22.3)

Gross profit/(loss)	-	(17.8)	-	0.1	(17.7)

Other income and expenses	(0.4)	(9.7)	(3.0)	(1.0)	(14.1)

Segment (loss)/profit before income tax and finance costs	(0.4)	(27.5)	(3.0)	(0.9)	(31.8)

Finance costs	-	(5.1)	(0.1)	(18.4)	(23.6)

Segment loss before income tax	(0.4)	(32.6)	(3.1)	(19.3)	(55.4)

Income tax benefit/(expense)	0.1	-	-	(1.2)	(1.1)

Segment loss after income tax	(0.3)	(32.6)	(3.1)	(20.5)	(56.5)

At 31 December 2016
Segment total assets	330.0	383.5	1.2	25.0 (1)	739.7
(1) Includes US$23.5M in cash and cash equivalents.

Six months ended 31 December 2015	Exploration US$M	Namibia US$M	Malawi US$M	Unallocated US$M	Consolidated US$M
Sales to external customers	-	101.3	-	-	101.3
Other revenue	-	-	-	0.3	0.3
Total consolidated revenue	-	101.3	-	0.3	101.6

Cost of goods sold	-	(77.9)	-	-	(77.9)

Gross profit	-	23.4	-	0.3	23.7

Impairment of asset	-	-	-	(0.7)	(0.7)

Other income and expenses	(0.5)	7.4	(4.9)	(9.0)	(7.0)

Segment (loss)/profit before income tax and finance costs	(0.5)	30.8	(4.9)	(9.4)	16.0

Finance costs	-	(5.1)	-	(18.5)	(23.6)
Segment loss before income tax	(0.5)	25.7	(4.9)	(27.9)	(7.6)

Income tax benefit/(expense)	-	(15.3)	-	-	(15.3)
Segment loss after income tax	(0.5)	10.4	(4.9)	(27.9)	(22.9)

At 30 June 2016
Segment total assets	337.8	441.0	0.9	11.4 (1)	791.1
(1) Includes US$8.6M in cash and cash equivalents and US$0.9M available-for-sale financials assets.

NOTE 5.  INTEREST BEARING LOANS AND BORROWINGS

Maturity		31 December 2016 US$M	30 June 2016 US$M
Current

Secured revolving credit facility(1)	2018	19.5	-
Unsecured convertible bonds(2) 2017 - 254.3	2017	209.1	204.7

Total current interest bearing loans and borrowings		228.6	204.7

Non Current

Unsecured convertible bonds(3)	2020	130.3	127.8

Total non current interest bearing loans and borrowings		130.3	127.8

The above figures include transaction costs which offset the balance in accordance with the requirements of Accounting Standards.

Secured bank loans

(1)
In June 2016, a US$25.0M 24-month Revolving Credit Facility was implemented at LHM. The purpose is to provide a buffer facility that can be drawn in periods where LHM-level working capital requirements are in deficit, mainly due to the timing of sales receipts. The provider of the Revolving Credit Facility is Nedbank Limited (Nedbank), through its UK registered subsidiary, N.B.S.A. Limited. At 31 December 2016 the Company had drawn US$20M under this facility. The facility is repayable on 9 June 2018 and bears interest at LIBOR plus 5.17%.

The impairment of LHM's ore stockpiles on 24 August 2016 resulted in Paladin Energy Ltd’s Consolidated Net Asset Value going below the minimum threshold as required within the Revolving Credit Facility.  As a result, Nedbank has provided a waiver until such time as the Company presents an acceptable funding plan for the 2017 Convertible Bonds.  This funding plan will be based on the Proposed Restructure as presented to the market and the Company anticipates submitting this in March 2017, upon greater certainty of closing. Until an acceptable funding plan has been presented, the Revolving Credit Facility will be reduced by US$5M on 1 April 2017 and further reduced by US$5M from the proceeds received for the sale of the first 30% of Manyingee.  As a result of the waiver ending within 12 months after the reporting period, the balance of US$19.5M (US$20.0M facility less capitalised transaction costs) has been classified as current at 31 December 2016.

Unsecured convertible bonds

(2)
On 30 April 2012, the Company issued US$274M in convertible bonds with a coupon rate of 6% (underlying effective interest rate of 10.68%) maturing on 30 April 2017 with a conversion price of US$1.83 for Company shares.  During the year ended 30 June 2016, the Company repurchased a principal amount of US$62M thereby reducing the principal amount outstanding to US$212M. The cash expenditure for the repurchase was approximately US$57.5M (including accrued interest) as the bonds were bought back at an average price of 91.0 per cent.

(3)
On 31 March 2015, the Company issued US$150M in convertible bonds with a coupon rate of 7% (underlying effective interest rate of 12.37%) maturing on 31 March 2020 with a conversion price of US$0.356 for Company shares.

NOTE 6.  OTHER INTEREST BEARING LOANS AND BORROWINGS - CNNC

Current	Maturity	31 December 2016 US$M	30 June 2016 US$M

Other loan - CNNC		-	10.4

Non Current	Maturity

Other loan – CNNC	2018 to 2021	87.8	86.3

As part of the sale of a 25% interest in the Langer Heinrich mining operation, US$96M (representing 25%) of the intercompany shareholder loans owing by LHM to Paladin Finance Pty Ltd (“PFPL”) were assigned to CNNC under the same interest rate (LIBOR plus a margin between 2% and 4.25%) and conditions as those presently existing.

Pursuant to the intercompany shareholder loan agreements, repayment dates range from 2018 to 2021, however, under the Shareholders’ Agreement between CNNC and PFPL, each shareholder has agreed not to demand repayment without the prior written consent of the other shareholder. As neither CNNC nor PFPL can demand repayment, the repayment of the loans can be deferred.  Repayment is dependent on LHM generating sufficient free cash flows to repay the loans and the loans have not been guaranteed by Paladin Energy Ltd (Paladin).

All loan repayments from LHM will be paid on a pro rata basis against the outstanding balances. In July 2016 US$10.4M was repaid to CNNC.

On consolidation, PFPL’s 75% share of the LHM intercompany shareholder loans are eliminated against the intercompany shareholder loans receivable recorded in PFPL and therefore, they do not appear on Paladin’s consolidated statement of financial position.  As a result of the consolidation of 100% of LHM’s assets and liabilities, LHM's total liability of US$87.8M to CNNC is recognised on the consolidated statement of financial position.

NOTE 7.  CONTRIBUTED EQUITY

(a)        Issued and paid up capital

	31 December	30 June	31 December	30 June
	2016	2016	2016	2016
Ordinary shares	Number of Shares		US$M	US$M

Issued and fully paid	1,712,843,812	1,712,843,812	2,101.1	2,101.1

(b) Movements in ordinary shares on issue

Date	Number of Shares	Issue Price	Exchange Rate	Total
		A$	US$ : A$	US$M
Balance 30 June 2015	1,666,927,668 (1)			2,094.9

August 2015	Acquisition of Carley Bore Project	45,000,000	0.18	1.36273	5.9
September 2015	Rights vested	163,265	-	-	-
October 2015	Rights vested	78,047	-	-	-
December 2015	Rights vested	547,442	-	-	-
May 2016	Rights vested	127,390	-	-	-
	Transfer from share-based payments reserves				0.3

Balance 30 June 2016		1,712,843,812 (1)			2,101.1

-	-	-	-	-	-
	-				-

Balance 31 December 2016		1,712,843,812 (1)			2,101.1

(1)	Includes 184 shares held by Paladin Employee Plan Pty Ltd.

NOTE 7.  CONTRIBUTED EQUITY (continued)

(c)        Options

Issued unlisted employee options outstanding to the employees and consultants directly engaged in corporate, mine construction, operations and exploration and evaluation work for the Company are as follows:
	31 December	30 June
	2016	2016
	Number	Number

Number of unlisted employee options	3,000,000	3,000,000

Consisting of the following:

Date granted	Exercisable date	Expiry date	Fair value	Exercise price	Number
10 August 2015	10 August 2015	10 August 2018	A$0.07	A$0.20	1,000,000
10 August 2015	8 November 2015	8 November 2018	A$0.06	A$0.30	1,000,000
10 August 2015	23 December 2015	23 December 2018	A$0.06	A$0.40	1,000,000
Total					3,000,000

(d) Share Appreciation Rights (SARs)

Issued unlisted employee share appreciation rights outstanding to the employees and consultants directly engaged in corporate, mine construction, operations and exploration and evaluation work for the Company are as follows:
	31 December	30 June
	2016	2016
	Number	Number

Number of unlisted employee share appreciation rights	9,865,000	7,125,000

Consisting of the following:

Date granted	Exercisable date	Expiry date	Fair value	Exercise price	Number
20 October 2015	1 November 2016	1 November 2021	A$0.13	A$0.20	3,222,500
20 October 2015	1 November 2017	1 November 2022	A$0.13	A$0.20	1,611,250
20 October 2015	1 November 2018	1 November 2023	A$0.13	A$0.20	1,611,250
3 March 2016	1 November 2016	1 November 2021	A$0.10	A$0.20	232,500
3 March 2016	1 November 2017	1 November 2022	A$0.10	A$0.20	116,250
3 March 2016	1 November 2018	1 November 2023	A$0.10	A$0.20	116,250
27 September 2016	11 November 2017	11 November 2022	A$0.08	A$0.20	985,000
27 September 2016	11 November 2018	11 November 2023	A$0.08	A$0.20	985,000
27 September 2016	11 November 2019	11 November 2024	A$0.08	A$0.20	985,000
Total					9,865,000

NOTE 8.  REVENUE

	Six months ended
	31 December
	2016	2015
	US$M	US$M
Revenue

Sale of uranium	55.2	101.3
Interest income from non-related parties	0.1	0.3

Total	55.3	101.6

NOTE 9.  OTHER INCOME AND EXPENSES

Cost of sales
Cost of production (C1)	(40.6)	(62.1)
Depreciation and amortisation	(8.2)	(11.2)
Production distribution costs	(2.1)	(1.3)
Royalties	(1.6)	(3.0)
Other	(0.1)	-
Inventory movement	1.9	(0.3)

Total	(50.7)	(77.9)

Other income
Foreign exchange gain (net)	-	9.8
Gain on disposal of investments	1.7	-
Gain on disposal of tenements	0.7	-

Total	2.4	9.8

NOTE 9.  OTHER INCOME AND EXPENSES (continued)

	Six months ended
	31 December
	2016	2015
	US$M	US$M
Administration, marketing and non-production costs

Corporate and marketing	(1.8)	(3.8)
Restructure costs	(1.4)	(4.6)
LHM mine site	(1.4)	(1.6)
Depreciation and amortisation	(0.1)	(0.3)
Other	(0.4)	(0.2)

Total	(5.1)	(10.5)

Other expenses

Impairment of aircraft (1)	-	(0.3)
Impairment of available-for-sale financial assets	-	(0.4)
LHM fixed costs during plant shutdown	-	(0.8)
KM care and maintenance expenses	(3.1)	(5.0)
Foreign Exchange Loss (net)	(7.9)	-

Total	(11.0)	(6.5)

(1) 2015, as a result of KM being placed on care and maintenance, the Company made a decision to sell its aircraft and the sale was completed in January 2016. An impairment expense of US$0.3M was recorded in the ‘Unallocated’ portion of the segment information.

Finance costs

Interest expense	(13.9)	(16.1)
Accretion relating to convertible bonds (non-cash)	(6.8)	(6.9)
Profit on convertible bond buyback	-	1.4
Unwind of discount on mine closure provision	(2.9)	(1.7)
Facility costs	-	(0.3)
Total	(23.6)	(23.6)

Profit after tax from discontinued operations

Reclassification of foreign currency translation reserve	0.9	-
Expenses	(0.1)	-
Gain on disposal of subsidiary	0.4	-
Total	1.2	-
In December 2016, Paladin sold a subsidiary company, Northern Territory Uranium Pty Ltd, which holds an interest in the Bigrlyi exploration project located in the Northern Territory, to Uranium Africa Ltd for approximately US$0.4M.

NOTE 10.  TRADE AND OTHER RECEIVABLES

	31 December	30 June
	2016	2016
	US$M	US$M
Current
Trade receivables	6.2	1.0
GST and VAT	11.4	9.8
Sundry debtors	1.0	1.4

Total current receivables	18.6	12.2

Non Current
Sundry debtors	0.4	1.2

Total non current receivables	0.4	1.2

NOTE 11.  INVENTORIES

	31 December	30 June
	2016	2016
	US$M	US$M
Current
Stores and consumables	9.2	8.6
Work-in-progress	4.9	5.1
Finished goods	18.2	22.2

Total current inventories at the lower of cost and net realisable value	32.3	35.9

During the period ended 31 December 2016, the carrying value of inventories held was reduced to net realisable value resulting in an impairment loss of US$22.3M (2015: US$Nil) for the period, recognised in cost of sales.  The impairment of inventories includes:

a.
Impairment of ore stockpiles of US$16.2M. A change in LHM’s life of mine plan, in order to reduce costs and improve cash flows, has resulted in a change in the timescale for processing the ore stockpiles.  The stockpiles are now expected to be processed over the next two to three years, which due to the lower forecast prices (compared to forecast prices in future periods when the ore stockpiles were originally planned to be processed) has resulted in the net realisable value at 31 December 2016 being estimated as US$Nil. The net realisable value of the ore stockpiles is dependent on a number of key factors including: uranium price (for which a combination of spot and forward pricing has been used for the next two to three years), future processing costs, grade and recovery rates.

b.	Impairment of finished product of US$3.2M due to low uranium prices.
c.	Impairment of product-in-circuit of US$2.9M due to the write-off of the build-up of solubilised uranium present in the interstitial water in TSF3.

NOTE 12.  PROPERTY, PLANT AND EQUIPMENT

	31 December	30 June
	2016	2016
	US$M	US$M

Plant and equipment (at cost) (1)	713.4	721.4
Less accumulated depreciation and impairment	(479.9)	(473.5)
Total plant and equipment	233.5	247.9

Land and buildings (at cost) (2)	10.3	10.3
Less accumulated depreciation	(4.0)	(3.7)
Total land and buildings	6.3	6.6

Construction work in progress (at cost) (3)	6.3	2.3
Less impairment	-	-
Total construction work in progress	6.3	2.3

Total property, plant and equipment	246.1	256.8

(1) Includes additions of US$0.6M (30 June 2016: US$0.4M) and a reduction of $8.6M to previously capitalised costs due to the settlement of the litigation relating to the Stage 3 expansion at LHM (Refer to Note 16(f)).
(2)   Includes additions of US$Nil (30 June 2016: US$Nil)
(3)   Includes additions of US$4.0M (30 June 2016: US$3.3M)

Property, plant and equipment; mine development and intangibles are tested for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

The Group conducts an internal review of asset values at each reporting date, which is used as a source of information to assess for any indicators of impairment. Factors, such as changes in uranium prices, production performance and mining and processing costs are monitored to assess for indicators of impairment. If any indication of impairment exists, an estimate of the asset’s recoverable amount is calculated.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. Recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

The future recoverability of the property, plant and equipment, mine development and intangibles is dependent on a number of key factors including: uranium price, discount rates used in determining the estimated discounted cash flows, foreign exchanges rates, tax rates, the level of proved and probable reserves and measured, indicated and inferred mineral resources, future technological changes which could impact the cost of production and future legal changes, including changes to environmental restoration obligations.

NOTE 12.     PROPERTY, PLANT AND EQUIPMENT (continued)

The recoverable value of the LHM property, plant and equipment has been determined based on a Fair Value Less Costs Of Disposal Model (FVLCOD). FVLCOD calculation use pre-tax free cash flows based on financial projections for the approved life of mine plan (LOM). The key operating assumptions and their basis of estimation are:

•	Future production based on the latest LOM and using a recovery factor of 88.8% per management’s best estimates.
•	Commodity price forecast ranging from US$20.65/lb to US$45.50/lb per TradeTech forecast pricing.
•	Exchange rate forecast of USD/NAD ranging from 14.00 to 16.00 derived from external currency forecasters.
•	Future total operating expenses per pound (real) ranging from US$20.86/lb to US$35.84/lb based on the current budget and management’s best estimates.
•	Discount rate applied to cash flow projections of 10%.

These estimates and assumptions are subject to risk and uncertainty. Therefore there is a possibility that a change in circumstances will impact these projections, which may impact the recoverable amount.

NOTE 13.  EXPLORATION AND EVALUATION EXPENDITURE

The following table details the expenditures on interests in mineral properties by area of interest for the six months ended 31 December 2016:

Areas of interest	Valhalla/ Skal (1)	Isa North	Carley Bore	Canada	NGM	Other Uranium Projects		Angela/ Pamela Bigrlyi (2)	Total
	US$M	US$M	US$M	US$M	US$M	US$M		US$M	US$M
Balance 30 June 2016	89.1	10.0	8.4	220.7	-	7.9		-	336.1
Acquisition property payments	-	-	-	-	-	-		-	-

Project exploration and evaluation expenditure
Labour	-	-	0.1	0.2	-	-		-	0.3
Outside services	-	-	0.2	-	-	-		-	0.2
Other expenses	0.1	0.2	0.3	0.4	0.1	0.1		-	1.2
Total expenditure	0.1	0.2	0.6	0.6	0.1	0.1		-	1.7

Expenditure expensed	(0.1)	(0.2)	-	-	(0.1)	-		-	(0.4)

Expenditure capitalised	-	-	0.6	0.6	-	0.1		-	1.3

Foreign exchange differences	(0.2)	(0.4)	-	(7.6)	-	-			(8.2)
Cost of tenements sold - Oobagooma	-	-	-	-	-	(0.7	)(2)	-	(0.7)
Balance 31 December 2016	88.9	9.6	9.0	213.7	-	7.3		-	328.5

(1)
Summit has a 50% interest in the Valhalla/Skal Projects with the other 50% interest held by the Paladin Group. The above table now reflects 100% of the Valhalla/Skal Projects with the non-controlling interest reflected on the face of the Statement of Financial Position.

(2)
In December 2016, Paladin sold a number of non-core Australian exploration assets to Uranium Africa Ltd for approximately US$1.9M. The assets sold included the Oobagooma and Angela/Pamela projects located in Western Australia and the Northern Territory respectively and Paladin’s interest in the Bigrlyi project located in the Northern Territory.

NOTE 14.  PROVISIONS

	31 December	30 June
	2016	2016
	US$M	US$M

Current
Employee benefits	2.1	2.2
Demobilisation provision	1.5	-

Total current provisions	3.6	2.2

Non Current
Employee benefits	0.1	0.1
Rehabilitation provision	82.3	77.9
Demobilisation provision	-	1.3

Total non current provisions	82.4	79.3

NOTE 15.  UNEARNED REVENUE

	31 December	30 June
	2016	2016
	US$M	US$M
Non Current
Unearned revenue	200.0	200.0

Total unearned revenue	200.0	200.0

In 2012, Paladin entered into a six-year off-take agreement with Électricité de France (“EdF”), a major electricity generator and distribution company in France, to deliver a total of 13.73Mlb U3O8 in the period from 2019 to 2024.  Uranium sold to EdF under the contract will be at prevailing spot prices at the time of delivery, subject to escalating floor and ceiling prices, with the floor price being at a significant premium to both current spot and long term reference prices. The off-take is an obligation of the Company and it is intended to be fulfilled through the acquisition of U3O8 from the Company’s operating assets and joint ventures at the time of delivery.

Under this agreement, a US$200M cash prepayment was received in 2012.  The prepayment related to 44.51% of the total volume to be delivered under the contract, at the present value of the contracted floor price, determined using an imputed interest rate of 7.619%.

The Group’s accounting policy is to recognise revenue from the long-term off-take agreement as a payment for future product to be delivered. Advance customer payments are unearned revenues at the time of receipt.

Under the Group’s accounting policy, the unearned revenue is not accreted to the future value of the contracted floor price that has been prepaid. When the product is delivered to the customer, the unearned revenue will be released to the income statement at its original carrying value.

The Company has granted EdF security over 60.1% of the Michelin project in Canada.  Under certain circumstances, the company may elect, or be required to replace the Michelin security with other appropriate security.

On 28 December 2016, Paladin announced that it had received a notice from EdF requesting security for the prepayment in addition to its existing security over 60.1% of the Michelin project in Canada. Under certain circumstances, Paladin may be required to provide additional security and Paladin has been discussing potential additional security, and the value of that additional security, with EdF.

NOTE 15.  UNEARNED REVENUE (continued)

The Company and EdF have appointed an independent expert to determine the value of additional security proposed by Paladin under the off-take agreement. If the expert determines that the value of the additional security is less than the value required by the off-take agreement, the outstanding amount (being approximately US$268M at 31 December 2016) must be repaid within 30 days of that determination.

It is a condition of the Proposed Restructure that EdF consents to amendments to the off-take agreement and EdF sharing security over Paladin’s assets with Paladin’s bondholders. As at the date of this announcement, EdF has not consented to these arrangements.

NOTE 16.  COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies, which are not disclosed in the Financial Report of the Group as at 31 December 2016 other than:

	31 December	30 June
	2016	2016
	US$M	US$M
(a) Tenements Commitments for tenements contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	1.4	0.9
Later than one year but not later than 5 years	11.6	11.9
More than 5 years	7.2	7.5
Total tenements commitment	20.2	20.3

These include commitments relating to tenement lease rentals and the minimum expenditure requirements of the Namibian, Malawian, Canadian, Western Australian, South Australian, Northern Territorian and Queensland Mines Departments attaching to the tenements and are subject to re-negotiation upon expiry of the exploration leases or when application for a mining licence is made.

These are necessary in order to maintain the tenements in which the Group and other parties are involved.  All parties are committed to meet the conditions under which the tenements were granted in accordance with the relevant mining legislation in Namibia, Malawi, Australia and Canada.

NOTE 16.  COMMITMENTS AND CONTINGENCIES (continued)

(b)        Operating Lease Commitments

The Group has entered into various property leases relating to rental of offices and residential accommodation.

These non-cancellable leases have remaining terms of between 1 month and 52 months.  All leases include a clause to enable upward revision of rental charge on an annual basis according to prevailing market conditions.

Future minimum rentals payable under non-cancellable operating leases as at 31 December are as follows:

	31 December	30 June
	2016	2016
	US$M	US$M
Within one year	0.5	0.3
Later than one year but not later than 5 years	1.1	1.2
More than 5 years	-	-
Total operating lease commitment	1.6	1.5

(c) Other Commitments
Commitments for mining, transport and reagents
contracted for at the reporting date but not recognised
as liabilities, payable:

Within one year	11.7	10.8
Later than one year but not later than 5 years	-	-
More than 5 years	-	-
Total other commitments	11.7	10.8

(d)      Acquisition Costs

In relation to the Manyingee Uranium Project, the re-negotiated acquisition terms provide for a payment of A$0.75M / (US$0.54M) (30 June 2016: A$0.75M (US$0.56M)) by the Group to the vendors when all project development approvals are obtained.

(e)        Bank Guarantees

As at 31 December 2016 the Group has outstanding US$162,692 / (A$225,145) (30 June 2016: US$450,713 / A$607,651) as a current guarantee provided by a bank for the corporate office lease, a US$122,845 / (A$170,000) (30 June 2016: US$132,055 (A$172,500) guarantee for tenements, a US$46,970 / (A$65,000) (30 June 2016: US$95,408 (A$128,630) guarantee for corporate credit cards and a US$10M (30 June 2016: US$10M) KM environmental performance guarantee.

NOTE 16.  COMMITMENTS AND CONTINGENCIES (continued)

(f)        Contingent Liability

A dispute arose between a Group company and a contractor in relation to the contract for the Stage 3 expansion at LHM.  The contractor was seeking payment of a disputed sum of N$151.1M, which is approximately US$10.0M.  The Group denied the claim and vigorously defended it.  The Group also counter claimed damages from the contractor and cross-claimed from another contractor.  The precise quantum of the counter-claim and cross claim was never established, however the merits of the Company’s defences against the claims were considered to be good, and it was expected that in the final result the Company’s quantum was likely to exceed any residual entitlement that may have been due on the contractors’ claims.

LHM and the contractor have agreed to settle all litigation associated with this matter, i.e. all claims and counter claims.  The parties signed the settlement documentation on 19 July 2016 which resulted in no payment being made by either party.

NOTE 17.                          EVENTS AFTER THE REPORTING PERIOD

Other than disclosed below, since the 31 December 2016, the Directors are not aware of any other matter or circumstance not otherwise dealt with in this report, that has significantly or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group in subsequent periods with the exception of the following, the financial effects of which have not been provided for in the 31 December 2016 Financial Report:

Strategic and Funding Process: Proposed Balance Sheet Restructuring

On 10 January 2017, the Company announced a proposal to restructure its balance sheet (Restructure Proposal) which contemplates the exchange of its existing 2017 Convertible Bonds (US$212M) and 2020 Convertible Bonds (US$150M) into US$115M (of New Secured Bonds due 2022, US$102M of New 2024 Convertible Bonds and US$145M of Paladin shares. The Restructure Proposal continues to progress and as at the date of this Financial Report, bondholders representing 71.6% of the 2017 Convertible Bonds and 45.9% of the 2020 Convertible Bonds have already signed undertakings to support the Restructure Proposal.

AVW Shareholder approval to acquire 30% of Manyingee

On 19 January 2017, the Company announced that Avira Energy Limited (AVW) (formerly MGT Resources Limited) had received shareholder approval to acquire 30% of the Manyingee Uranium Project (Manyingee) for US$10M cash. Foreign Investment Review Board approval was announced on                 1 February 2017.

Paladin first announced the signing of a binding term sheet with AVW on 21 July 2016, followed by the signing of a sale of tenement agreement 16 November 2016.  The agreement was for AVW to acquire an initial interest of 30% in Manyingee, with an option to acquire an additional 45% of Manyingee for US$20M cash.

The sale remains subject to certain conditions with close expected late March/early April 2017.

In accordance with a resolution of the directors of Paladin Energy Ltd, I state that:

In the opinion of the directors:

(a)	the financial statements and notes of Paladin Energy Ltd for the half-year ended 31 December 2016 are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and its performance for the half year ended on that date; and

(ii)
complying with Australian Accounting Standard AASB 134 Interim Financial Reporting, International Financial Reporting Standard, IAS 34 Interim Financial Reporting and the Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board
Mr Rick Crabb
Chairman
Perth, Western Australia
14 February 2017

Independent Auditor's Review Report

Independent auditor's review report to the members of
Paladin Energy Ltd

Report on the Half-Year Financial Report
We have reviewed the accompanyiog half-year financial report of Paladin Energy Ltd (the company), whlch comprises the consolidated statement of financial position as at 31 December 2016, the consolidated income statement and consolidated statement of comprehensive income, consolidated statement of changes in equity and coiisolidated statement of cash flows for the half-year ended on that date, selected explanatory notes and the directors’ declaration for the Paladin Energy Ltd Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled during that half year.

Directors' responsibility for the half-year financial report
The directors of the company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable lhe preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor's responsibility
Our responslbllily is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance wllh Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a trueand fair view of the consolidated entity's financial positoin as at 31 December 2016 and its performance for the half-year ended on that date; and complying withAccounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.  As the auditor of Paladin Energy Ltd, ASRE 24 10 requires that we comply with the ethical requirements relevant to theaudit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters ilters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence
In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757
Brookfield Place, 125 St Georges Terrace, PERTH, WA 6000, GPO Box D198 Perth WA 6840
T: +61 8 9238 3000, F: +61 8 9238 3999, wwww.pwc.com.au

Liability limited under a scheme approved under Professional Stanards Legislation.

Independent Auditor's Review Report

Independent auditor's review report to the members of
Paladin Energy Ltd (continued)

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Paladin Energy Ltd is not in accordance with the Corporations Act 2001 including:

●	giving a true and fair view of the consolidated entity's financial position as at 31 December 2016 and of its performance for the half-year ended on that date;

●	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001

Material Uncertainty Related to Going Concern
We draw attention to Note 3 in the financial report, which indicates the Group had a net current asset deficit of US$173.5 million as at 31 December 2016 with US$21.2 million of convertible bonds maturing on 30 April 2017. The Group is currently working to implement a proposal to restructure the balance sheet to enable it to meet its debts as and when they fall due. These conditions, along with other matters set forth in Note 3, indicate that a material uncertainty exists that may cast significant doubt on the consolidated entity's ability to continue as a going concem. Our condusion is not modified In respect of this matter.

PricewaterhouseCoopers

Ben Gargett	Perth
Partner	14 February 2017

APPENDIX A
Form 52-109F2 - Certification of interim filings – full certificate

I, Alexander Molyneux, the certifying officer and Chief Executive Officer, Paladin Energy Ltd, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Paladin Energy Ltd for the interim period ended 31 December 2016.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable due diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control Framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on 1 July 2016 and ended on 31 December 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Dated:   14 February 2017
Alexander Molyneux
Chief Executive Officer

Form 52-109F2 - Certification of interim filings – full certificate

I, Craig Barnes, the certifying officer and Chief Financial Officer, Paladin Energy Ltd, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Paladin Energy Ltd for the interim period ended 31 December 2016.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable due diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that:

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and
(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarised and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control Framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO).

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on 1 July 2016 and ended on 31 December 2016 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Dated:   14 February 2017
Craig Barnes
Chief Financial Officer